CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

10th August 2005

By Registered Airmail

05010593

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) Announcement Form;

(2) Press Release;

(3) Text of Advertisements which will appear in the publications.

PROCESSED
AUG 2 2 2005
THOMSON
FINANCIAL

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/FL/df
Encl.

c.c.: Mr. D. Andres Estay (w/encls. (1)-(2) only), Assistant Vice President, The Bank of New York (Fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Interim\2005\Ltr - SENY.doc

oneworld member

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3423 Fax: 2523 1254)

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited No. of pages: 3
(Name of Company/Representative Company)

Margaret Yu	2840 8868	10th August 2005
(Responsible Official)	(Contact Telephone Number)	Date

Name of listed company: **Cathay Pacific Airways Limited** Stock code: 0293

Year end date : 31 /12 / 2005

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☒ Yes ☐ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ☒ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☒ Audit committee ☒ Auditors ☐ Neither of the above

		(~~Audited~~ / Unaudited*) Current Period from 1/1/2005 to 30/6/2005 ( )	(~~Audited~~ / Unaudited*) Last Corresponding Period from 1/1/2004 to 30/6/2004 ( )
Turnover *(Note I)* (Note 1)	:	23,884 million	19,659 million
Profit/(Loss) from Operations *(Note II)*	:	2,135 million	2,230 million
Finance cost	:	(210 million)	(316 million)
Share of Profit / (Loss) of Associates	:	160 million	151 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit / (Loss) after Taxation & MI	:	1,670 million	1,771 million
% Change over Last Period	:	- 5.7 %	

* Please delete as appropriate

.../2

Explanatory Notes:

1. Turnover is restated from HK$18,185 million to HK$19,659 million for the six months ended 30th June 2004 (a difference of HK$1,474 million) due to a change in accounting policy in compliance with Hong Kong Accounting Standard HKAS 1 effective from 1st January 2005. Before the change, recoveries arising from surcharges or incidental activities were accounted for as deduction from expenses. After the change, such recoveries are accounted for as revenue.

2. Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$1,670 million (2004: HK$1,771 million) by the daily weighted average number of shares in issue throughout the period of 3,374 million (2004: 3,355 million) shares and 3,385 million (2004: 3,376 million) shares respectively with the latter adjusted for the effects of the share options.

CATHAY PACIFIC

Media Information

10th August 2005

FOR IMMEDIATE RELEASE

CATHAY PACIFIC RECORDS HK$1,670 MILLION PROFIT IN 2005 INTERIM RESULTS

Results		**1H2005**	1H2004	**Change**
Turnover	*HK$ million*	**23,884**	19,659	**+21.5%**
Attributable profit	*HK$ million*	**1,670**	1,771	**-5.7%**
Earnings per share	*HK cents*	**49.5**	52.8	**-6.3%**
Dividend per share	*HK cents*	**20.0**	20.0	-

Cathay Pacific Airways recorded an attributable profit of HK$1,670 million during the first six months of the year compared to a HK$1,771 million first-half profit last year.

Fuel costs represented 27.9% of the airline's total net operating cost in the first half of 2005, up from 21.8% in the same period a year ago, as the average price of fuel into plane increased from US$46 to US$65 per barrel. Passenger and cargo fuel surcharges only partially offset this additional cost.

Turnover increased by HK$4,225 million to HK$23,884 million as the airline carried 7.3 million passengers and 517,920 tonnes of cargo, up from 6.4 million passenger and 469,909 tonnes of cargo carried in the first half of 2004. Passengers carried increased by 14.5% over the period, ahead of a corresponding 12.2% increase in passenger capacity. Passenger yield was HK¢47.2, compared to HK¢45.7 last year.

Cargo demand out of Hong Kong remained strong. The cargo load factor was 65.9% and cargo yield was HK$1.75 up from HK$1.72 last year.

The airline expanded its fleet and extended services during the period, taking delivery of a Boeing 747-400 freighter, one B777-300 and two Airbus 330-300 passenger aircraft. A further A330-300 was delivered in July.

Work started in April on our first B747-400 passenger-to-freighter conversion. This aircraft will enter service with the airline in December. Orders are in place for the conversion of six more by 2007. Three refitted second hand B747-400 passenger aircraft will enter service with the airline by the end of this year.

New and additional passenger services were added to Amsterdam, Beijing, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Los Angeles, Nagoya, Perth, Xiamen along with 12 weekly freighter services to Shanghai. Later this year the airline will inaugurate new freighter services to Atlanta and Dallas and a fourth daily passenger service to London.

CATHAY PACIFIC

2005 Interim Results

Consolidated Profit and Loss Account - Unaudited

	Note	Six months ended 30th June 2005 HK$M	2004 HK$M
Passenger services		**14,660**	12,341
Cargo services		**5,981**	5,251
Catering, other services and recoveries		**3,243**	2,067
Turnover	2	**23,884**	19,659
Expenses			
Staff		**(4,581)**	(4,255)
Inflight service and passenger expenses		**(985)**	(837)
Landing, parking and route expenses		**(3,314)**	(3,029)
Fuel		**(6,655)**	(3,839)
Aircraft maintenance		**(1,891)**	(1,652)
Aircraft depreciation and operating leases		**(2,400)**	(2,126)
Other depreciation and operating leases		**(398)**	(405)
Commissions		**(273)**	(272)
Others		**(1,252)**	(1,014)
Operating expenses		**(21,749)**	(17,429)
Operating profit	3	**2,135**	2,230
Finance charges		**(786)**	(827)
Finance income		**576**	511
Net finance charges		**(210)**	(316)
Share of profits of associated companies		**160**	151
Profit before tax		**2,085**	2,065
Taxation	4	**(335)**	(250)
Profit for the period		**1,750**	1,815
Profit attributable to			
Cathay Pacific shareholders		**1,670**	1,771
Minority interests		**80**	44
		1,750	1,815
Dividends			
Interim declared	5	**676**	674
Earnings per share		**HK¢**	HK¢
Basic	6	**49.5**	52.8
Diluted	6	**49.3**	52.5
Dividend per share	5	**20.0**	20.0

Notes:

1. **Basis of preparation and accounting policies**

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual report except that the Hong Kong Institute of Certified Public Accountants has issued new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") which became effective for accounting periods beginning on or after 1st January 2005. As a result, accounting policies have been changed to comply with HKAS 39 "Financial Instruments: Recognition and Measurement", HKFRS 3 "Business Combinations", HKAS 17 "Leases" and HKAS 1 "Presentation of Financial Statements". Details of changes and their impact on the Group's results of operations and financial position can be found in note 1 to the accounts of the 2005 interim report.

2. **Turnover**

Turnover comprises revenue from transportation services, airline catering, other services provided to third parties and recoveries. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2005	2004
	HK$M	HK$M
Turnover by origin of sale :		
North Asia		
- Hong Kong and Mainland China	**9,037**	7,651
- Japan, Korea and Taiwan	**3,901**	3,228
South East Asia and Middle East	**2,887**	2,290
Europe	**3,136**	2,503
South West Pacific and South Africa	**1,760**	1,584
North America	**3,163**	2,403
	23,884	19,659

Countries included in each region are defined in the 2004 annual report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2004 annual report.

(b) Secondary reporting by business segment

	Six months ended 30th June	
	2005	2004
	HK$M	HK$M
Revenue – external sales		
- Passenger services	**14,660**	12,341
- Cargo services	**5,981**	5,251
	20,641	17,592
Unallocated revenue		
- Catering, other services and recoveries	**3,243**	2,067
	23,884	19,659

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, other airline supporting services and recoveries which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2004 annual report.

6. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$1,670 million (2004: HK$1,771 million) by the daily weighted average number of shares in issue throughout the period of 3,374 million (2004: 3,355 million) shares and 3,385 million (2004: 3,376 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 **million**	2004 million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,374**	3,355
Deemed issue of ordinary shares for no consideration	**11**	21
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,385**	3,376

7. Trade and other receivables

	30th June 2005 **HK$M**	31st December 2004 HK$M
Trade debtors	**3,040**	3,151
Derivative financial assets	**894**	-
Other receivables and prepayments	**1,945**	2,185
Due from associated companies	**10**	11
	5,889	5,347

	30th June 2005 **HK$M**	31st December 2004 HK$M
Analysis of trade debtors by age:		
Current	**2,994**	3,108
One to three months overdue	**44**	37
More than three months overdue	**2**	6
	3,040	3,151

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

Chairman's Letter

The Group made a profit attributable to shareholders of HK$1,670 million in the first six months of the year. This contrasts with HK$1,771 million profit recorded during the same period last year when the average price of fuel into plane was US$46 per barrel; this has increased to US$65 per barrel and fuel now represents 27.9% of the airline's total net operating costs, up from 21.8% last year. Turnover was HK$23,884 million, HK$4,225 million higher than last year, while the number of passengers increased by nearly a million to 7.3 million and cargo carried increased by 48,011 tonnes to 517,920 tonnes.

The high fuel price at present shows no sign of correction and our reduced hedging further exposes us to higher costs should the current trend continue. Our net fuel cost across the Group totalled HK$5,257 million, HK$1,822 million more than in the same period last year. Passenger and cargo fuel surcharges only partially offset the additional fuel cost. Nevertheless it is encouraging that the unit cost excluding fuel fell 2.5% due to ongoing efforts to reduce overheads and raise productivity.

Demand for passenger services increased at 2.9% above the capacity growth of 12.2%. Passenger yield was HK¢47.2, compared to HK¢45.7 last year. Front end demand was strong, particularly on long haul services. Cargo demand out of Hong Kong remained strong. Cargo yield was HK$1.75 up from HK$1.72 last year.

Our fleet expanded with the delivery of a Boeing 747-400 freighter, one B777-300 and two Airbus 330-300 passenger aircraft. A further A330-300 aircraft was delivered in July. In April, work commenced on our first B747-400 passenger-to-freighter conversion. The converted aircraft will enter service with the airline in December. We are to convert six B747-400 "Special Freighters" between now and 2007 and have options on six more. Three second hand B747-400 passenger aircraft will be refitted and introduced into service by the end of the year.

Plans to expand our long haul passenger fleet beyond 2007 have moved forward with requests for commercial proposals being made to Airbus, Boeing, engine manufacturers and leasing companies for an order of either A340-600 or B777-300ER aircraft.

This year, we commenced freighter services to Shanghai, now at 12 times a week, and a thrice weekly service to Xiamen. Seven more passenger flights to Beijing, now at 14 times a week, and a third daily non-stop flight to Los Angeles were added in our summer schedule. Additional services have also been added to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth. Later this year we will inaugurate new freighter services to Atlanta and Dallas and a fourth daily passenger service to London.

We further cemented our strategic partnership with Air China by signing accords to codeshare on flights to and from Beijing and to participate in our frequent flyer programmes.

While forward bookings are encouraging the high price of fuel, which could yet dampen world growth, may make it difficult for us to achieve a similar result in the second half. This year we have already won a number of major international service awards, including the Airline of the Year 2005; delivering superior service and value for money remains our focus as we continue to expand our network and strengthen Hong Kong as a global aviation hub.

David Turnbull
Chairman
Hong Kong, 10th August 2005

Passenger services

- Passenger revenue increased 18.8% year-on-year, compared with a corresponding 12.2% capacity growth.
- In the first six months of 2005 we carried 7.3 million passengers, up from 6.4 million in the same period last year.
- Passenger yield was HK¢47.2, compared to HK¢45.7 a year ago. Our overall load factor was 78.1% compared to 76.1% last year.
- Demand among business travellers remained strong, particularly on long haul services to Europe and North America.
- The Indian Ocean tsunami had only a marginal net impact on our business as we do not directly serve the resorts most affected. Regional leisure traffic diverted to cities in North Asia.
- We now operate three daily non-stop services to Los Angeles. We added more services to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth.
- Our third daily service to Sydney has been well supported although additional capacity on the route has diluted yields.
- Demand from business travellers to Beijing continued to grow.
- The launch of our Xiamen service in February has been well received.
- Competition within South East Asia remained keen. Regional budget carriers had most impact on intra-regional flights, such as those between Bangkok and Singapore and Singapore and Jakarta.

Cargo services

- In the first six months of the year we carried 517,920 tonnes of freight, a 10.2% increase on the same period last year.
- Cargo ATKs increased 13.2%, the average load factor decreased to 65.9% and yield increased to HK$1.75.
- Revenue increased 10.3% with strong export growth on trunk routes to Europe and the United States.
- Demand out of Hong Kong remained strong with continued growth in re-exports from Southern China.
- Weak exports from Australia and Europe exacerbated traditional directional imbalances on return flights, reducing loads and diluting yields.
- We launched a daily B747-200 freighter service to Shanghai, which was increased to 12 services a week with an A300-600 leased from subsidiary cargo carrier AHK Air Hong Kong Limited ("AHK").
- Overnight express operations on behalf of DHL began to Beijing and Nagoya in March and April. New freighter services to Atlanta and Dallas will be launched in November.
- A new B747-400 freighter joined our fleet in February. Our first converted B747-400 "Special Freighter" will enter service in December.
- AHK now operates a fleet of six A300-600 freighters and has confirmed orders for two more for delivery in June and July 2006.

Fleet profile

Aircraft type	Number as at 30th June 2005				Firm orders				Expiry of operating leases					Options
		Leased												
	Owned	Finance	Operating	Total	'05	'06	'07	Total	'06	'07	'08	'11	'12	
Aircraft operated by Cathay Pacific :														
B747-400	17	2	3	22[a]	1	4		5		1	1		1	
B747-200F	4	3		7										
B747-400F	2	4		6										
B777-200	1	4		5										
B777-300	1	10		11		1		1						3[b]
A330-300		23	2	25	1[c]	1	2	4				2		
A340-300		11	4	15					3	1				
A340-600			3	3						2	1			
Total	25	57	12	94	2	6	2	10	3	4	2	2	1	3
Aircraft operated by AHK :														
A300-600F	2	4		6		2		2						

(a) Includes three aircraft under reconfiguration and not operating.

(b) Operating lease options expire in 2007 and are for any B777 model.

(c) Aircraft is on an operating lease.

Human resources

- Cathay Pacific now employs 15,400 staff in 30 countries and territories, 11,100 of whom are based in Hong Kong. Together with our subsidiaries and associates we employ over 22,000 staff in Hong Kong.
- We plan to hire 1,550 new Hong Kong based staff in 2005, including 1,200 cabin crew, 200 ground staff and 150 pilots. So far we have hired 500 cabin crew, 80 ground staff and 40 pilots.
- We review our human resources and remuneration policy regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Review of subsidiary and associated companies

- AHK Air Hong Kong Limited took delivery of two new A300-600 freighters and recorded a satisfactory profit in the first half of 2005.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory interim profit due to increased meal volumes. The profit margin declined as customer airlines mounted cost saving campaigns to compensate for high fuel prices.
- Hong Kong Dragon Airlines Limited recorded a much reduced interim result than 2004 due to the increasing fuel price. The airline took delivery of two A330s and one A320 and started its first trans-Pacific freighter service to New York in April 2005.
- Hong Kong Aircraft Engineering Company Limited achieved a record interim profit of HK$289 million, representing a 25% increase from 2004.

As at the date of this announcement, the Directors of Cathay Pacific are:

Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler.

Non-Executive Directors: David Turnbull, Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Raymond Yuen, Carl Yung and Zhang Xianlin.

Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

SWIRE

CATHAY PACIFIC

2005 Interim Results

FINANCIAL AND OPERATING HIGHLIGHTS

GROUP FINANCIAL STATISTICS

		2005	2004	Change
		Six months ended 30th June		
Results				
Turnover	*HK$ million*	23,884	19,659	+21.5%
Profit attributable to Cathay Pacific shareholders	*HK$ million*	1,670	1,771	–5.7%
Earnings per share	*HK cents*	49.5	52.8	–6.3%
Dividend per share	*HK cents*	20.0	20.0	–
Profit margin	%	7.8	9.7	–1.9%pt
		30th June	31st December	
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	33,827	32,855	+3.0%
Net borrowings	*HK$ million*	11,288	11,187	+0.9%
Shareholders' funds per share	*HK$*	10.0	9.8	+2.0%
Net debt/equity ratio	*Times*	0.33	0.34	–0.01times

OPERATING STATISTICS – Cathay Pacific

		2005	2004	Change
		Six months ended 30th June		
Available tonne kilometres ("ATK")	*Million*	8,446	7,493	+12.7%
Passengers carried	*'000*	7,333	6,404	+14.5%
Passenger load factor	%	78.1	76.1	+2.0%pt
Passenger yield	*HK cents*	47.2	45.7	+3.3%
Cargo carried	*'000 tonnes*	518	470	+10.2%
Cargo and mail load factor	%	65.9	68.7	–2.8%pt
Cargo and mail yield	*HK$*	1.75	1.72	+1.7%
Cost per ATK	*HK$*	2.19	2.07	+5.8%
Cost per ATK without fuel	*HK$*	1.58	1.62	–2.5%
Aircraft utilisation	*Hours per day*	12.6	11.7	+7.7%
On-time performance	%	86.9	91.2	–4.3%pt

CAPACITY, LOAD FACTOR AND YIELD – Cathay Pacific

	Capacity ASK/ATK (million)*			Load Factor (%)			Yield
	2005	2004	Change	2005	2004	Change	Change
Passenger services							
North Asia	6,365	6,015	+5.8%	69.6	61.5	+8.1%pt	+2.8%
South West Pacific and South Africa	7,310	5,886	+24.2%	72.6	72.1	+0.5%pt	–2.9%
Europe	7,593	7,490	+1.4%	87.3	81.1	+6.2%pt	+1.6%
South East Asia and Middle East	8,352	7,619	+9.6%	72.6	72.3	+0.3%pt	–0.8%
North America	9,915	8,240	+20.3%	85.2	88.7	–3.5%pt	+13.2%
Overall	39,535	35,250	+12.2%	78.1	76.1	+2.0%pt	+3.3%
Cargo services	4,685	4,140	+13.2%	65.9	68.7	–2.8%pt	+1.7%

* *Capacity is measured in available seat kilometres (ASK) for passenger services and available tonne kilometres (ATK) for cargo services.*

Passenger services

- Passenger revenue increased 18.8% year-on-year, compared with a corresponding 12.2% capacity growth.
- In the first six months of 2005 we carried 7.3 million passengers, up from 6.4 million in the same period last year.
- Passenger yield was HK¢47.2, compared to HK¢45.7 a year ago. Our overall load factor was 78.1% compared to 76.1% last year.
- Demand among business travellers remained strong, particularly on long haul services to Europe and North America.
- The Indian Ocean tsunami had only a marginal net impact on our business as we do not directly serve the resorts most affected. Regional leisure traffic diverted to cities in North Asia.
- We now operate three daily non-stop services to Los Angeles. We added more services to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth.
- Our third daily service to Sydney has been well supported although additional capacity on the route has diluted yields.
- Demand from business travellers to Beijing continued to grow.
- The launch of our Xiamen service in February has been well received.
- Competition within South East Asia remained keen. Regional budget carriers had most impact on intra-regional flights, such as those between Bangkok and Singapore and Singapore and Jakarta.

Cargo services

- In the first six months of the year we carried 517,920 tonnes of freight, a 10.2% increase on the same period last year.
- Cargo ATKs increased 13.2%, the average load factor decreased to 65.9% and yield increased to HK$1.75.
- Revenue increased 10.3% with strong export growth on trunk routes to Europe and the United States.
- Demand out of Hong Kong remained strong with continued growth in re-exports from Southern China.
- Weak exports from Australia and Europe exacerbated traditional directional imbalances on return flights, reducing loads and diluting yields.
- We launched a daily B747-200 freighter service to Shanghai, which was increased to 12 services a week with an A300-600 leased from subsidiary cargo carrier AHK Air Hong Kong Limited ("AHK").
- Overnight express operations on behalf of DHL began to Beijing and Nagoya in March and April. New freighter services to Atlanta and Dallas will be launched in November.
- A new B747-400 freighter joined our fleet in February. Our first converted B747-400 "Special Freighter" will enter service in December.
- AHK now operates a fleet of six A300-600 freighters and has confirmed orders for two more for delivery in June and July 2006.

CHAIRMAN'S LETTER

The Group made a profit attributable to shareholders of HK$1,670 million in the first six months of the year. This contrasts with HK$1,771 million profit recorded during the same period last year when the average price of fuel into plane was US$46 per barrel; this has increased to US$65 per barrel and fuel now represents 27.9% of the airline's total net operating costs, up from 21.8% last year. Turnover was HK$23,884 million, HK$4,225 million higher than last year, while the number of passengers increased by nearly a million to 7.3 million and cargo carried increased by 48,011 tonnes to 517,920 tonnes.

The high fuel price at present shows no sign of correction and our reduced hedging further exposes us to higher costs should the current trend continue. Our net fuel cost across the Group totalled HK$5,257 million, HK$1,822 million more than in the same period last year. Passenger and cargo fuel surcharges only partially offset the additional fuel cost. Nevertheless it is encouraging that the unit cost excluding fuel fell 2.5% due to ongoing efforts to reduce overheads and raise productivity.

Demand for passenger services increased at 2.9% above the capacity growth of 12.2%. Passenger yield was HK¢47.2, compared to HK¢45.7 last year. Front end demand was strong, particularly on long haul services. Cargo demand out of Hong Kong remained strong. Cargo yield was HK$1.75 up from HK$1.72 last year.

Our fleet expanded with the delivery of a Boeing 747-400 freighter, one B777-300 and two Airbus 330-300 passenger aircraft. A further A330-300 aircraft was delivered in July. In April, work commenced on our first B747-400 passenger-to-freighter conversion. The converted aircraft will enter service with the airline in December. We are to convert six B747-400 "Special Freighters" between now and 2007 and have options on six more. Three second hand B747-400 passenger aircraft will be refitted and introduced into service by the end of the year.

Plans to expand our long haul passenger fleet beyond 2007 have moved forward with requests for commercial proposals being made to Airbus, Boeing, engine manufacturers and leasing companies for an order of either A340-600 or B777-300ER aircraft.

This year, we commenced freighter services to Shanghai, now at 12 times a week, and a thrice weekly service to Xiamen. Seven more passenger flights to Beijing, now at 14 times a week, and a third daily non-stop flight to Los Angeles were added in our summer schedule. Additional services have also been added to Amsterdam, Denpasar, Frankfurt, Ho Chi Minh City, Johannesburg, Nagoya and Perth. Later this year we will inaugurate new freighter services to Atlanta and Dallas and a fourth daily passenger service to London.

We further cemented our strategic partnership with Air China by signing accords to codeshare on flights to and from Beijing and to participate in our frequent flyer programmes.

While forward bookings are encouraging the high price of fuel, which could yet dampen world growth, may make it difficult for us to achieve a similar result in the second half. This year we have already won a number of major international service awards, including the Airline of the Year 2005; delivering superior service and value for money remains our focus as we continue to expand our network and strengthen Hong Kong as a global aviation hub.

David Turnbull
Chairman

Hong Kong, 10th August 2005

Consolidated Profit And Loss Account – Unaudited

	Note	Six months ended 30th June 2005 HK$M	2004 HK$M
Passenger services		14,660	12,341
Cargo services		5,981	5,251
Catering, other services and recoveries		3,243	2,067
Turnover	2	23,884	19,659
Expenses			
Staff		(4,581)	(4,255)
Inflight service and passenger expenses		(985)	(837)
Landing, parking and route expenses		(3,314)	(3,029)
Fuel		(6,655)	(3,839)
Aircraft maintenance		(1,891)	(1,652)
Aircraft depreciation and operating leases		(2,400)	(2,126)
Other depreciation and operating leases		(398)	(405)
Commissions		(273)	(272)
Others		(1,252)	(1,014)
Operating expenses		(21,749)	(17,429)
Operating profit	3	2,135	2,230
Finance charges		(786)	(827)
Finance income		576	511
Net finance charges		(210)	(316)
Share of profits of associated companies		160	151
Profit before tax		2,085	2,065
Taxation	4	(335)	(250)
Profit for the period		1,750	1,815
Profit attributable to			
Cathay Pacific shareholders		1,670	1,771
Minority interests		80	44
		1,750	1,815
Dividends			
Interim declared	5	676	674
Earnings per share			
Basic	6	49.5¢	52.8¢
Diluted	6	49.3¢	52.5¢
Dividend per share	5	20.0¢	20.0¢

Consolidated Balance Sheet – Unaudited

	30th June 2005 HK$M	(Audited) 31st December 2004 HK$M
ASSETS AND LIABILITIES		
Non-current assets and liabilities		
Fixed assets	51,239	50,259
Intangible assets	258	348
Investments in associated companies	1,733	1,743
Other long-term receivables and investments	5,547	5,589
	58,777	57,939
Long-term liabilities	(26,639)	(27,698)
Related pledged security deposits	9,056	10,036
Net long-term liabilities	(17,583)	(17,662)
Retirement benefit obligations	(94)	(102)
Deferred taxation	(7,445)	(7,280)
	(25,122)	(25,044)
Net non-current assets	33,655	32,895
Current assets and liabilities		
Stock	616	524
Trade and other receivables	5,889	5,347
Liquid funds	11,787	11,474
	18,292	17,345
Current portion of long-term liabilities	(7,252)	(7,096)
Related pledged security deposits	1,768	2,127
Net current portion of long-term liabilities	(5,484)	(4,969)
Trade and other payables	(7,330)	(7,163)
Unearned transportation revenue	(3,459)	(3,622)
Taxation	(1,645)	(1,497)
	(17,918)	(17,251)
Net current assets	374	94
Net assets	34,029	32,989
CAPITAL AND RESERVES		
Share capital	676	674
Reserves	33,151	32,181
Funds attributable to Cathay Pacific shareholders	33,827	32,855
Minority interests	202	134
Total equity	34,029	32,989

NOTES:

1. **Basis of preparation and accounting policies**
The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual report except that the Hong Kong Institute of Certified Public Accountants has issued new and revised Hong Kong Accounting Standards ("HKAS") and Hong Kong Financial Reporting Standards ("HKFRS") which became effective for accounting periods beginning on or after 1st January 2005. As a result, accounting policies have been changed to comply with HKAS 39 "Financial Instruments: Recognition and Measurement". HKFRS 3 "Business Combinations", HKAS 17 "Leases" and HKAS 1 "Presentation of Financial Statements". Details of changes and their impact on the Group's results of operations and financial position can be found in note 1 to the accounts of the 2005 interim report.

2. **Turnover**
Turnover comprises revenue from transportation services, airline catering, other services provided to third parties and recoveries. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	Six months ended 30th June 2005 HK$M	2004 HK$M
Turnover by origin of sale :		
North Asia		
– Hong Kong and Mainland China	9,037	7,651
– Japan, Korea and Taiwan	3,901	3,228
South East Asia and Middle East	2,887	2,290
Europe	3,136	2,503
South West Pacific and South Africa	1,760	1,584
North America	3,163	2,403
	23,884	19,659

Countries included in each region are defined in the 2004 annual report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2004 annual report.

(b) Secondary reporting by business segment

	Six months ended 30th June 2005 HK$M	2004 HK$M
Revenue – external sales		
– Passenger services	14,660	12,341
– Cargo services	5,981	5,251
	20,641	17,592
Unallocated revenue		
– Catering, other services and recoveries	3,243	2,067
	23,884	19,659

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, other airline supporting services and recoveries which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2004 annual report.

3. **Operating profit**

	Six months ended 30th June 2005 HK$M	2004 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	948	936
– Owned	1,023	949
Amortisation of intangible assets	25	43
Operating lease rentals		
– Land and buildings	192	177
– Aircraft and related equipment	591	409
– Others	19	17
Operating lease income		
– Aircraft and related equipment	(11)	(11)
Cost of stock expensed	644	566
Exchange differences	(47)	(16)
Auditors' remuneration	3	3
Income from listed investments	(5)	(3)
Income from unlisted investments	(40)	(51)

4. **Taxation**

	Six months ended 30th June 2005 HK$M	2004 HK$M
The Company and its subsidiary companies		
Current tax expenses		
– Hong Kong profits tax	21	30
– Overseas tax	155	92
– Under provision for prior years	-	34
Deferred tax		
– Origination and reversal of temporary differences	131	66
Share of associated companies' taxation	28	28
	335	250

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

5. **Dividends**
On 10th August 2005, the Board of Directors declared an interim dividend of HK¢20 per share (2004: HK¢20 per share) for the period ended 30th June 2005. This interim dividend which totals HK$676 million (2004: HK$674 million) will be paid on 3rd October 2005 to shareholders registered at the close of business on 9th September 2005. The share register will be closed from 5th September 2005 to 9th September 2005, both dates inclusive.

6. **Earnings per share**
Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$1,670 million (2004: HK$1,771 million) by the daily weighted average number of shares in issue throughout the period of 3,374 million (2004: 3,355 million) shares and 3,385 million (2004: 3,376 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 million	2004 million
Weighted average number of ordinary shares used in calculating basic earnings per share	3,374	3,355
Deemed issue of ordinary shares for no consideration	11	21
Weighted average number of ordinary shares used in calculating diluted earnings per share	3,385	3,376

(Notes continued)

7. Trade and other receivables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade debtors	3,040	3,151
Derivative financial assets	894	–
Other receivables and prepayments	1,945	2,185
Due from associated companies	10	11
	5,889	5,347
Analysis of trade debtors by age:		
Current	2,994	3,108
One to three months overdue	44	37
More than three months overdue	2	6
	3,040	3,151

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

8. Trade and other payables

	30th June 2005 HK$M	31st December 2004 HK$M
Trade creditors	2,303	2,447
Derivative financial liabilities	518	–
Other payables	4,242	4,308
Due to associated companies	179	265
Due to other related companies	80	113
Bank overdrafts – unsecured	8	30
	7,330	7,163
Analysis of trade creditors by age:		
Current	1,890	1,956
One to three months overdue	331	396
More than three months overdue	82	95
	2,303	2,447

9. Share capital
During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2005, 3,379,254,848 shares were in issue (31st December 2004: 3,370,215,348 shares).
The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, 9,039,500 shares were issued under the Scheme. Details of the Scheme can be found in note 13 to the accounts in the 2005 interim report.

10. Corporate governance
Cathay Pacific Airways is committed to maintaining a high standard of corporate governance and devotes considerable effort to identifying and formalising best practices of corporate governance. The Company has complied throughout the period with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").
The 2005 interim result has been reviewed by the Audit Committee and external auditors. Details on Corporate Governance can be found in the 2004 annual report and in the 2005 interim report.

11. Interim report
The 2005 interim report will be sent to shareholders on 24th August 2005. It will also be available on the Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2005.

Operating expenses

Net operating expenses after deduction of Group recoveries HK$2,597 million (2004: HK$1,474 million) and of Cathay Pacific recoveries HK$2,637 million (2004: HK$1,512 million) are analysed as follows:

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2005 HK$M	2004 HK$M	Change	2005 HK$M	2004 HK$M	Change
Staff	4,581	4,255	+7.7%	4,149	3,871	+7.2%
Inflight service and passenger expenses	866	749	+15.6%	866	749	+15.6%
Landing, parking and route expenses	2,850	2,674	+6.6%	2,780	2,615	+6.3%
Fuel	5,257	3,435	+53.0%	5,151	3,385	+52.2%
Aircraft maintenance	1,891	1,652	+14.5%	1,862	1,610	+15.7%
Aircraft depreciation and operating leases	2,389	2,115	+13.0%	2,319	2,041	+13.6%
Other depreciation and operating leases	398	405	–1.7%	301	299	+0.7%
Commissions	273	272	+0.4%	273	272	+0.4%
Others	647	398	+62.6%	586	371	+58.0%
Net operating expenses	19,152	15,955	+20.0%	18,287	15,213	+20.2%
Net finance charges	210	316	–33.5%	171	310	–44.8%
Total net operating expenses	19,362	16,271	+19.0%	18,458	15,523	+18.9%

- Staff cost increased due to the increased staff numbers and backdated salary payments to cabin crew.
- Inflight service and passenger expenses rose due to a 14.5% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights.
- Fuel cost increased as a result of the rise in the fuel price and increased consumption from additional flights.
- Aircraft maintenance increased as a result of the larger operating fleet.
- Cost per ATK increased by 5.8% while the cost per ATK without fuel decreased by 2.5%.

FLEET PROFILE

Aircraft type	Number as at 30th June 2005: Owned	Leased: Finance	Leased: Operating	Total	Firm orders '05	'06	'07	Total	Expiry of operating leases '06	'07	'08	'11	'12	Options
Aircraft operated by Cathay Pacific:														
B747-400	17	2	3	22[a]	1	4		5		1		1	1	
B747-200F	4	3		7										
B747-400F	2	4		6										
B777-200	1	4		5										
B777-300	1	10		11		1		1						3[b]
A330-300		23	2	25	1[c]	1	2	4			1	1		
A340-300		11	4	15					3	1				
A340-600			3	3						2	1			
Total	25	57	12	94	2	6	2	10	3	4	2	2	1	3
Aircraft operated by AHK:														
A300-600F	2	4		6		2		2						

(a) *Includes three aircraft under reconfiguration and not operating.*
(b) *Operating lease options expire in 2007 and are for any B777 model.*
(c) *Aircraft is on an operating lease.*

Financial position

- Additions to fixed assets were HK$3,031 million, comprising HK$2,976 million for aircraft and related equipment and HK$55 million for other equipment.
- Borrowings increased by 1.9% to HK$23,067 million. These are fully repayable by 2018 and are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with 56% at fixed rates of interest.
- Liquid funds, 74% of which is denominated in US dollars, increased by 2.7% to HK$11,787 million.
- Net borrowings increased by 0.9% to HK$11,288 million.
- Funds attributable to Cathay Pacific shareholders increased by 3.0% to HK$33,827 million whilst the net debt/equity ratio decreased to 0.33 times.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2004 annual report.

Human resources

- Cathay Pacific now employs 15,400 staff in 30 countries and territories, 11,100 of whom are based in Hong Kong. Together with our subsidiaries and associates we employ over 22,000 staff in Hong Kong.
- We plan to hire 1,550 new Hong Kong based staff in 2005, including 1,200 cabin crew, 200 ground staff and 150 pilots. So far we have hired 500 cabin crew, 80 ground staff and 40 pilots.
- We review our human resources and remuneration policy regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Review of subsidiary and associated companies

- AHK Air Hong Kong Limited took delivery of two new A300-600 freighters and recorded a satisfactory profit in the first half of 2005.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory interim profit due to increased meal volumes. The profit margin declined as customer airlines mounted cost saving campaigns to compensate for high fuel prices.
- Hong Kong Dragon Airlines Limited recorded a much reduced interim result than 2004 due to the increasing fuel price. The airline took delivery of two A330s and one A320 and started its first trans-Pacific freighter service to New York in April 2005.
- Hong Kong Aircraft Engineering Company Limited achieved a record interim profit of HK$289 million, representing a 25% increase from 2004.

As at the date of this announcement, the Directors of Cathay Pacific are:
Executive Directors:
Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler.
Non-Executive Directors:
David Turnbull, Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Raymond Yuen, Carl Yung and Zhang Xianlin.
Independent Non-Executive Directors:
Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Website: http://www.cathaypacific.com